

January 10, 2012

Via E-Mail

Mr. Stuart B. Burgdoerfer
Chief Financial Officer
Limited Brands Inc.
Three Limited Parkway, P.O. Box 16000,
Columbus, Ohio 43216

**Re: Limited Brands Inc,
Form 10-K for the Fiscal Year Ended January 29, 2011
Filed March 18, 2011
Form 10-Q for the Fiscal Quarter Ended October 29, 2011
Filed December 2, 2011
File No. 001- 08344**

Dear Mr. Burgdoerfer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Notes to Consolidated Financial Statements, page 64

9. Equity Investments and Other, page 74

1.   With regard to the 2010 sales and 2011 contribution of Express shares, please address the following:

- Discuss the company's basis for accounting for the Company's remaining Express shares under the cost basis rather than using available for sale accounting. Also discuss the market and contractual restrictions you refer to on page 75 and the authoritative literature that supports your accounting treatment;
- Explain the July 2011 contribution to The Limited Brands Foundation, the timing and amount of pledges made and paid, how you calculated the $113 million contribution expense and how this relates to the gain of $147 million recognized for the difference between the fair market value of the Express shares and the net carrying amount;
- Address how your gain recognition in July 2011 is appropriate considering your using the fair market value of the Express shares on the contribution date, when you state in your Form 10-K, when justifying cost accounting for your investment in Express shares, that your shares are not registered and are subject to certain market and contractual restrictions. You further state in your Form 10-K that the fair market value may not be indicative of the amount you would realize in an ultimate disposition of the shares because of those market and contractual restrictions. Otherwise, address how your cost accounting treatment is appropriate.

23. Supplemental Guarantor Financial Information, page 95

2. Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-owned subsidiaries who have on a full, unconditional and joint and several basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be "100% owned" by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

3. Please tell us why the guarantor subsidiaries "Investment in subsidiaries" asset balance exceeds the Parent's similar account at January 29, 2011.

4. It is unclear why Limited Brands, Inc equity balance differs from "consolidated" equity. Please give us a reconciliation.

Form 10-Q for the fiscal quarter ended October 29, 2011

Financial Condition, page 39

Liquidity and Capital Resources, page 39

5. You disclose that $324 million of cash and cash equivalents were held outside the United States at October 29, 2011 when your total cash balance at October 29, 2011 is $498

million. Given that a significant amount and percentage of your total cash and cash equivalents are held outside of the United States, please advise us of the following:

- Tell us why such as significant amount of cash is held outside of the United States, when such a small portion your income from operations is generated from foreign sales;

- Describe to us how you satisfy the cash needs of your domestic operations;

- Quantify the carrying value and the tax basis value of the deferred tax liability related to foreign affiliated earnings; and

- Describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested (ASC 740-30-25-19). Include your consideration of the amount and percentage of cash and investments currently held by foreign subsidiaries in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining